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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                        Gaylord Entertainment Company
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  367905106
--------------------------------------------------------------------------------
                                (CUSIP Number)


                          Frederic T. Spindel, Esq.
                           Reed Smith Shaw & McClay
                 1301 K Street, N.W., Suite 1100-East Tower,
                            Washington, DC 20005;
                          telephone: (202) 414-9200
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                              September 30, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 5 PAGES

                                  SCHEDULE 13D

CUSIP NO.      367905106                                      PAGE 2 OF 11 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Oklahoma Publishing Company Voting Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Organized under Delaware law
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    12,575,974
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                         0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    12,575,974
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,575,974
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.71%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.      367905106                                      PAGE 3 OF 11 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Edward L. Gaylord
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                             292,955
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                          12,861,515
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                             292,955
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                          12,861,515
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,154,470
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.49%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.      367905106                                      PAGE 4 OF 11 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Edith Gaylord Harper
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                          396,934
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                       12,575,974
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                          396,934
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                       12,575,974
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,972,908
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.93%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Schedule 13D is being filed jointly by The Oklahoma Publishing Company Voting Trust (the "Voting Trust"), Edward L. Gaylord, Edward K. Gaylord II, Edith Gaylord Harper, and Christine Gaylord Everest (hereinafter collectively referred to as the "Reporting Persons" and, excluding the Voting Trust, as the "individual Reporting Persons"), respecting the Common Stock, $.01 par value ("Common Stock"), of Gaylord Entertainment Company (the "Issuer").


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities is Common Stock, $.01 par value. The issuer of the securities is Gaylord Entertainment Company, a Delaware corporation. The address of the Issuer's principal executive offices is:

                          2802 Opryland Drive
                          Nashville, Tennessee  37214


ITEM 2.  IDENTITY AND BACKGROUND.

         The identity, business or residence address, and occupation (as applicable) of the Reporting Persons are as follows:

         The Oklahoma Publishing Company Voting Trust is a trust created under Delaware law pursuant to an agreement made and entered into as of October 3, 1990, as amended effective October 23, 1991. The address for the Voting Trust is:

                          The Oklahoma Publishing Company Voting Trust
                          c/o Edward L. Gaylord, Voting Trustee
                          9000 North Broadway
                          Oklahoma City, Oklahoma  73114

There are five Voting Trustees:

                          Edward L. Gaylord
                          Edward K. Gaylord II
                          Edith Gaylord Harper
                          Christine Gaylord Everest
                          Martin C. Dickinson

The Voting Trust holds securities deposited therein by the owners, or securities resulting from dividends and other distributions on the securities deposited. The Voting Trustees vote the shares held in the Voting Trust in accordance with the decision of 60% of the Voting Trustees. Shares may be withdrawn from the Voting Trust only with the consent of 60% of the Voting Trustees.

         The Voting Trust was originally created to vote shares of stock of The Oklahoma Publishing Company ("OPUBCO"). The Voting Trust was later amended to include securities of the original

Gaylord Entertainment Company ("Old GET"), the predecessor to the Issuer, which were obtained by way of a dividend distribution to the shareholders of OPUBCO. The transaction giving rise to the Issuer as successor to Old GET is described below in Item 4.

         Two of the five Voting Trustees, Edward L. Gaylord and Edith Gaylord Harper, are the two individual Reporting Persons under this Schedule 13D, described below. Two of the other Voting Trustees, Edward K. Gaylord II and Christine Gaylord Everest, are principally employed as corporate officers of OPUBCO. Their business address is:

         The Oklahoma Publishing Company
         9000 North Broadway
         Oklahoma City, Oklahoma  73114

The fifth Voting Trustee, Martin C. Dickinson, is a director of various companies, including the Issuer and OPUBCO. His residence address is:

         P.O. Box 7078
         Rancho Santa Fe, CA  92067

OPUBCO is a diversified company engaged in, among other things, publishing, hospitality, oil and gas, real estate and investments.

         The individual Reporting Persons are:

         Edward L. Gaylord
         Edith Gaylord Harper

Mr. Gaylord's principal employment is as a corporate officer of OPUBCO, and Mrs. Harper's principal employment is as a director of OPUBCO. Their business address is:

         The Oklahoma Publishing Company
         9000 North Broadway
         Oklahoma City, Oklahoma  73114

         None of the Reporting Persons nor, to their best knowledge, the Voting Trustees who are not Reporting Persons has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Furthermore, none of the Reporting Persons nor, to their best knowledge, the Voting Trustees who are not Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the individual Reporting Persons and the Voting Trustees who are not Reporting Persons are U.S. citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons acquired their shares of Common Stock through a dividend distribution of the Issuer's shares made by Old GET effective September 30, 1997. Prior to the effective date of the distribution, the Issuer, formerly Gaylord Broadcasting Company, was a wholly-owned subsidiary of Old GET.

Pursuant to the terms of the distribution agreement, holders of common stock of Old GET, including the Reporting Persons, received one share of Common Stock for each three shares of Old GET common stock held by them of record. See Item 4 for more information about the distribution transaction.

ITEM 4.  PURPOSE OF TRANSACTION.

         The distribution of shares of Common Stock to the Reporting Persons, described in Item 3, was effected in connection with a merger between Old GET and Westinghouse Electric Corporation ("Westinghouse"), whereby assets of Old GET that were not included as part of the merger with Westinghouse were transferred to the Issuer. The Reporting Persons acquired shares of the Issuer in a dividend distribution to continue their investments in the businesses associated with the non-included assets, which consisted of the hospitality, attractions, music, television and radio businesses of Old GET, as well as an international cable network and an option to acquire another such network.

         Except as set forth in the next succeeding paragraph, the Reporting Persons have no current plans or proposals that relate to or would result in the acquisition or disposition of securities of the Issuer; any extraordinary corporate transaction involving the Issuer or a subsidiary; a sale or transfer of a material amount of assets of the Issuer or any subsidiary; any change in the present board of directors or management of the Issuer, any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or similar instruments that may impede the acquisition of control of the Issuer by any other person; causing a class of securities of the Issuer to be delisted from a national securities exchange; a class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or any similar action.

         The Voting Trust, in which certain shares of the Issuer owned by the individual Reporting Persons and others are held, exists for the purpose of exercising voting power and control over the Issuer to continue the existing management and policies of the Issuer. To the extent they have the power to vote shares of the Issuer outside the Voting Trust, the individual Reporting Persons may be expected to vote in a manner consistent with the manner in which the Voting Trust shares are voted by them as the Voting Trustees of the Voting Trust. There is, however, no formal contractual obligation or understanding to do so. The individual Reporting Persons may directly or through affiliates purchase additional shares of Common Stock or sell shares of Common Stock on the open market or otherwise depending on an evaluation of market price, estate planning or administration, or other considerations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The following information is as of September 30, 1997, the date that the Reporting Persons acquired shares of the Common Stock of the issuer.

         The Voting Trust beneficially owns 12,575,975 shares of Common Stock, constituting 38.71% of total shares outstanding. Under the terms of the Voting Trust Agreement, the Voting Trust has sole power to vote or direct the vote of, and shared power to dispose or direct the disposition of, such shares. The shared power over the disposition of the shares exists by virtue of the Voting Trustees' authority over the withdrawal of such shares (described above in Item
2).

         Edward L. Gaylord has the power to vote or direct the vote of, or to dispose or direct the disposition of, 13,154,470 shares of Common Stock, constituting 40.49% of total shares outstanding. This figure does not include shares owned by Mr. Gaylord's wife Thelma F. Gaylord, his children Christine Gaylord Everest, Edward K. Gaylord II, and Louise Gaylord Bennett, and his sister Edith Gaylord Harper, as to which Mr. Gaylord disclaims beneficial ownership. It does include 4,666,558 shares beneficially owned by Mr. Gaylord as Trustee for the Edward L. Gaylord Revocable Trust (4,635,998 of which are held in the Voting Trust); 848,646 shares beneficially owned by Mr. Gaylord as Trustee for the Mary I. Gaylord Revocable Living Trust (all of which are held in the Voting Trust); 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Mr. Gaylord is a co-Trustee with Christine Gaylord Everest and Edward K. Gaylord II; 262,395 shares beneficially owned by Gayno, Inc., a corporation controlled by Mr. Gaylord; 143,583 shares beneficially owned by the E.L. and Thelma Gaylord Foundation, a charitable trust of which Mr. Gaylord is a co-Trustee with his wife Thelma F. Gaylord; and 13,333 shares beneficially owned by The Mary Gaylord Foundation, a charitable foundation of which Mr. Gaylord is a co-Trustee with his daughter Mary I. Gaylord. Because Mr. Gaylord is a Voting Trustee of the Voting Trust with shared voting power over the shares in the Voting Trust, the figure also includes the shares held in the Voting Trust that are owned by persons other than Mr. Gaylord, as to which Mr. Gaylord disclaims beneficial ownership. Of the aggregate number of shares reported above, Mr. Gaylord has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 292,955 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 12,861,515 shares.

         Edith Gaylord Harper has the power to vote or direct the vote of, or to dispose or direct the disposition of, 12,972,908 shares of Common Stock, constituting 39.93% of total shares outstanding. This figure does not includes shares owned by Mrs. Harper's brother Edward L. Gaylord, as to which Mrs. Harper disclaims beneficial ownership. It does include 2,133,371 shares held by the Edith Gaylord Harper 1995 Revocable Trust, of which 1,736,437 shares are held in the Voting Trust. Mrs. Harper is a co-Trustee of that trust with William J. Ross and David O. Hogan. Because Mrs. Harper is a Voting Trustee of the Voting Trust with shared voting power over the shares in the Voting Trust, the figure also includes the shares held in the Voting Trust that are owned by persons other than Mrs. Harper, as to which Mrs. Harper disclaims beneficial ownership. Mrs. Harper has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, all the shares reported above.

         None of the Reporting Persons has engaged in any transactions in the Common Stock of the Issuer during the sixty days preceding September 30, 1997.

         There are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale or, the securities described herein.

         In accordance with Item 5(b) of the instructions to the Schedule 13D, the following information is provided with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition of shares of Common Stock is shared with the Reporting Persons, other than those persons described in Item 2.

         As described above, Thelma F. Gaylord and Mary I. Gaylord are co-trustees with Edward L. Gaylord of trusts that hold shares of the Common Stock of the Issuer. Thelma F. Gaylord is a U.S. citizen whose principal employment is as a director of OPUBCO, with her business address being 9000 North Broadway, Oklahoma City, Oklahoma 73114. Mary I. Gaylord is a U.S. citizen whose principal employment is as a farmer/rancher, with her business address being P.O. Box 25125, Oklahoma City, Oklahoma 73125. Neither of them has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         As described above, William J. Ross and David O. Hogan are co-trustees with Edith Gaylord Harper of a trust that holds shares of the Common Stock of the Issuer. Mr. Ross is an attorney with Rainey, Ross, Rice & Binns, a law firm whose address is 735 First National Center West, Oklahoma City, Oklahoma 73102-7405; Mr. Hogan is a certified public accountant with Hogan and Slovacek, an accounting firm whose address is 301 NW 63rd Street, Suite 290, Oklahoma City, Oklahoma 73116. To the best knowledge of the Reporting Persons, Messrs. Ross and Hogan are U.S. citizens and have not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On October 3, 1990, certain shareholders, including the individual Reporting Persons, entered into a Voting Trust Agreement and deposited shares of OPUBCO in the Voting Trust, as described above in Item 2. As a result of the transaction described in Items 3 and 4, the Voting Trust now holds shares of the Common Stock of the Issuer. The Voting Trust Agreement, as amended, which describes the operative provisions of the Voting Trust, is attached hereto as Exhibit 2, and the terms and provisions thereof are incorporated herein by reference.

         The parties have entered into a Joint Filing Agreement to make this
Schedule 13D filing (attached as Exhibit 1 hereto), and have executed powers of attorney (previously filed with the Commission) to permit Frederic T. Spindel to act as their authorized representative for purposes of making securities law filings such as this Schedule 13D on their behalf.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following are filed as exhibits:

         Exhibit 1:       Joint Filing Agreement dated October 10, 1997

         Exhibit 2: Voting Trust Agreement dated as of October 3, 1990, and Amendment No. 1 to Voting Trust Agreement dated as of October 23, 1991

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 10, 1997                     THE OKLAHOMA PUBLISHING VOTING
                                            TRUST
                                                   Edward L. Gaylord,
                                                     Voting Trustee
                                            EDWARD L. GAYLORD
                                            EDITH GAYLORD HARPER


                                            By: /s/ FREDERIC T. SPINDEL
                                                -------------------------------
                                                Frederic T. Spindel,
                                                Authorized Representative of
                                                The Oklahoma Publishing Company
                                                Voting Trust, Edward L.
                                                Gaylord, and Edith Gaylord
                                                Harper